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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                 August 29, 2006

                        BUENAVENTURA MINING COMPANY INC.
                 (Translation of Registrant's Name into English)

                               CARLOS VILLARAN 790
                          SANTA CATALINA, LIMA 13, PERU
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]   Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

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Lima, Peru, August 29, 2006 - Compania de Minas Buenaventura S.A.A. ("the
Company" or "Buenaventura") (NYSE: BVN; Lima Stock Exchange: BUE.LM) announced today that Minera Yanacocha SRL ("Yanacocha"), which is owned 43.65% by Buenaventura, informed the Company that on August 26, 2006 Yanacocha suspended mining activities in response to an illegal blockade of the main road between the City of Cajamarca and the Yanacocha mine site. Yanacocha informed Buenaventura that the suspension of mining activities is a direct result of the ongoing blockade and the threat it poses to the safe transportation of Yanacocha's employees and those of its contractors as well as the movement of supplies to the mine. Although normal operations are impacted, Yanacocha informed Buenaventura that Yanacocha's processing and environmental activities are not impacted and continue to operate normally. In addition, Yanacocha informed Buenaventura that earlier this month, Yanacocha suspended construction activities on its Carachugo leach pad expansion pending the resolution of a dispute relating to demands for additional work contracts.

Yanacocha informed Buenaventura that Yanacocha maintains close communication with local and national government officials and has requested that the government restore public order and facilitate the peaceful resolution of the roadblock so that safe operations and dialogue may resume. Yanacocha is not able to determine when the blockade will be resolved, and, therefore, is unable to assess the materiality of the impact, if any, on production.

COMPANY DESCRIPTION

Compania de Minas Buenaventura S.A.A. is Peru's largest, publicly-traded precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly-owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates three mines in Peru and also has controlling interests in four mining companies as well as a minority interest in several other mining companies in Peru. The Company owns 43.65% in Minera Yanacocha S.R.L. (a partnership with Newmont Mining Corporation), one of the most important precious metal producers in the world, and 18.50% in Sociedad Minera Cerro Verde, an important copper producer in Peru.

CAUTIONARY STATEMENT

This news release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the safe harbor created by such sections. Such forward-looking statements include, without limitation, statements regarding future mining or permitting activities. Where Buenaventura expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such risks include those concerning the Company's, Yanacocha's and Cerro Verde's costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries' plans for capital expenditures, estimates of reserves and Peruvian political, economical, legal and social developments. For a more detailed discussion of such risks and other factors, see the company's 2003 Annual Report on Form 20-F, which is on file with the Securities and Exchange Commission, as well as the company's other SEC filings. Buenaventura does not undertake any obligation to release publicly revisions to any "forward-looking statement," to reflect events or circumstances after the date of this news release, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

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                                    Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Compania de Minas Buenaventura S.A.A.


                                           /s/ CARLOS E. GALVEZ PINILLOS
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                                           Carlos E. Galvez Pinillos
                                           Chief Financial Officer

Date: August 29, 2006